Genomic Health, Inc.
301 Penobscot Drive
Redwood City, California 94063

February 26, 2019

Mr. Brian McAllister

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Genomic Health, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Form 8-K filed on November 6, 2018

File No. 000-51541

Dear Mr. McAllister:

Genomic Health, Inc. (the “Company”, “we”, “us”, or “our”) submits this letter in response to follow-up comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on February 15, 2019 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on March 15, 2018 and Form 8-K furnished on November 6, 2018 and Response dated February 4, 2019 (File No. 000-51541).

In this letter, we have referred to the Staff’s follow-up comment in italics and have followed it with the Company’s response to the Staff’s follow-up comment.

Form 8-K filed on November 6, 2018

Exhibit 99.1, page 1

1.              We note your response to comment 1. Please provide a discussion of your consideration of question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations and your rationale for inclusion of the adjustments related to your upfront and milestone payments to Biocartis in determining that they do not substitute individually-tailored income or expense recognition methods for those of GAAP.

We acknowledge that exclusion of certain normal, ongoing expenses could result in a Non-GAAP measure that is misleading and that certain Non-GAAP measures could be viewed as substituting individually tailored measurement methods for those of GAAP.  However, we believe that the upfront and milestone payments to Biocartis noted above do not represent our ongoing operating activities and excluding them from the financial results on a Non-GAAP basis provides investors with information that is more indicative of our ongoing operating performance and is a helpful supplement to our GAAP measures to provide important period-to-period comparability.

Based on our review of the question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”), we do not view the Non-GAAP adjustments noted above as a substitution of individually tailored measurement methods for those of GAAP. The Staff’s example of an individually tailored measurement provided in the C&DI relates to a company’s adoption of an alternative revenue recognition method in a Non-GAAP measure. We do not believe our adjustments are similar to this fact pattern.

The upfront and milestone payments are determined as research and development expenses in accordance with GAAP. The full amounts of these expenses are reflected in our results in accordance with GAAP in the same periods when the respective Non-GAAP adjustments are reflected. As a result, we do not believe that the Non-GAAP adjustments to income (loss) from operations and net income (loss) to exclude items that are determined in accordance with GAAP results in an individually tailored recognition or measurement method.

If you have any questions or further comments, please contact me by email at bcole@genomichealth.com or by phone at (650) 560-2290.

Sincerely,

/s/ G. Bradley Cole

G. Bradley Cole
Chief Financial Officer
Genomic Health, Inc.

cc:                                Kimberly J. Popovits, Genomic Health, Inc.

Jason Radford, Genomic Health, Inc.

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP